## Contact

www.linkedin.com/in/kenirvine (LinkedIn)
WWW.IRVINEHOSPITALITY.COM (Company)
www.bleuboheme.com (Company)

# Ken Irvine

Chief Hospitality Officer at Dine.Direct
Coronado

## Summary

Irvine Hospitality Group

IHG WAS FORMED IN 1997 TO PROVIDE CONSULTING SERVICES FOR HOSPITALITY INDUSTRY VENTURES TO EVOLVE AND OPERATE SUCCESFULLY.

IHG WORKS WITH DESIGNERS, CONTRACTORS AND ARCHITECTS TO BRING IDEAS TO LIFE BY INTERPRETING THE CLIENTS VISION OR ASSIST THEIR EXISTING BUSINESS TO OPERATE MORE EFFECTIVELY.

IHG SERVICES COVER A BROAD SPECTRUM INCLUDING CONCEPT DESIGN AND DEVELOPMENT, MENU DEVELOPMENT, TABLETOP DESIGN, VARYING CONTROL SYSTEMS AND MANAGEMENT TEAM SELECTION AND TRAINING FOR FRONT OF THE HOUSE AND HEART OF THE HOUSE.

CLIENTS (OVER 50) INCLUDE HOTELS, RESORTS, WINERIES, RESTAURANTS, NIGHTCLUBS, QUICK SERVICE AND RETAIL OUTLETS.

## Experience

### Dine.Direct
Chief Hospitality Officer
July 2020 - Present (1 year 10 months)
Reno, Nevada, United States

### Irvine Hospitality Group
President
January 1997 - Present (25 years 4 months)
Coronado, California, United States

Bleu Boheme Restaurant
Chef-Owner
May 2010 - Present (12 years)
United States

SEA180 Coastal Tavern
Managing Partner
2013 - Present (9 years)
Imperial Beach, CA

Chez Loma French Bistro
Owner
1991 - 2005 (14 years)
Coronado CA

Chameleon Cafe And Lizard Lounge
Owner
1996 - 1998 (2 years)
Coronado, CA

## Education

The Culinary Institute of America
assoc · (1986 - 1988)

Coronado High School
· (1976 - 1980)

The School of Hard Knocks